SECU 15025589 SION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34867

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Huntington Investment Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

41 South High Street, 7th Floor
(No and Street)

Columbus, OH (City) (State) 43287 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melanie K. M. Johnson (614) 480-5150
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

180 East Broad Street, Suite 1400 (Address) Columbus, OH (City) (State) 43215 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Deloitte

The Huntington Investment Company

(A Wholly Owned Subsidiary of Huntington Bancshares Incorporated)

Statement of Financial Condition as of December 31, 2014 and Report from the Independent Registered Public Accounting Firm

The Huntington Investment Company

(A Wholly Owned Subsidiary of Huntington Bancshares Incorporated)

Statement of Financial Condition as of December 31, 2014 and Report from the Independent Registered Public Accounting Firm

File Pursuant to Rule 17a-5(e)(3) as a **PUBLIC** DOCUMENT SEC File Number 8-34867

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDITED REPORT

CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3)

DATE — December 31, 2014

The Huntington Investment Company
(Name of Respondent)

41 S. High Street, Columbus, OH 43287
(Address of principal executive office)

Mark Gregory
The Huntington Investment Company
41 South High Street, HC0711
Columbus, OH 43287
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

THE HUNTINGTON INVESTMENT COMPANY
(A Wholly Owned Subsidiary of Huntington Bancshares Incorporated)

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
180 E Broad Street
Suite 1400
Columbus, OH 43215-3763
USA

Tel +1 614 221 1000
Fax +1 614 229 4647
www deloitte com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
The Huntington Investment Company
Columbus, Ohio

We have audited the accompanying statement of financial condition of The Huntington Investment Company (the "Company"), a wholly owned subsidiary of Huntington Bancshares Incorporated, as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of The Huntington Investment Company as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2015

THE HUNTINGTON INVESTMENT COMPANY
(A Wholly Owned Subsidiary of Huntington Bancshares Incorporated)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014

ASSETS

CASH AND CASH EQUIVALENTS	$ 6,273,270
SECURITIES OWNED — At fair value	42,190,580
DEPOSIT WITH CLEARING BROKER-DEALER	50,000
RECEIVABLES FROM BROKERS, DEALERS, AND OTHERS	4,747,172
NET DEFERRED TAX ASSETS	3,111,627
OTHER ASSETS	1,021,910
TOTAL	$57,394,559

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Securities sold - not yet purchased	$ 2,295,430
Accrued personnel expenses	8,580,085
Payable to brokers or dealers	6,298,305
Payable to affiliate	3,141,922
Other accrued expenses	722,773
Other liabilities	165,557
Total liabilities	21,204,072
STOCKHOLDER'S EQUITY:	
Common stock without par value and additional paid-in capital — 750 shares authorized; 625 shares issued and outstanding	16,059,762
Retained earnings	20,130,725
Total stockholder's equity	36,190,487
TOTAL	$57,394,559

See notes to statement of financial condition.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business — The Huntington Investment Company (HIC or the "Company") is a wholly owned subsidiary of Huntington Bancshares Incorporated (HBI). HIC is primarily engaged in the retail investments business and is registered with the U.S. Securities and Exchange Commission (SEC) as an introducing securities broker-dealer under the Securities Exchange Act of 1934. HIC is a member of the Financial Industry Regulatory Authority and is a member of the Securities Investor Protection Corporation. HIC is also an SEC-registered investment adviser. Other services offered by HIC include institutional sales and trading of securities, public finance, and investment banking.

HIC does not hold customer funds or securities. National Financial Services LLC (NFS) clears HIC's securities transactions and carries the accounts on a fully disclosed basis as customers of NFS.

Basis of Presentation — The accompanying financial statements include the accounts of HIC and have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and the accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Securities Transactions — HIC's security transactions are recorded on a trade-date basis.

HIC guarantees the collection of all margin account balances held by NFS for the benefit of its customers. HIC is responsible for payment to NFS for any loss, liability, damage, cost, or expense incurred as a result of customers failing to comply with margin or margin maintenance calls on all margin accounts. The margin account balance held by NFS as of December 31, 2014, was $1,979,940. In the event of any customer default, HIC has rights to the underlying collateral provided. Considering the existence of sufficient underlying collateral and the negligible credit losses, HIC has no material exposure under the margin account guarantees and, therefore, has no recorded loss reserve.

Revenue Recognition — HIC's security transactions and related commission revenue and clearing expenses are recorded on a trade-date basis.

Revenues received for promoting and distributing mutual funds are generally based on average daily net asset balances.

Revenue received for underwriting fees are recorded based on underwriter's estimate and adjusted upon settlement to actual.

Fair Value Measurement — HIC's financial instruments, such as cash and cash equivalents, securities owned, and securities sold, not yet purchased are carried at fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A three-level valuation hierarchy was established for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1 — Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Financial instruments are considered Level 3 when values are determined using pricing models, discounted cash flow methodologies, or similar techniques, and at least one significant model assumption or input is unobservable.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

See Note 5 for more information regarding fair value measurements.

Share-Based Compensation — Certain employees of HIC participate in the HBI share-based compensation plans. HIC follows the fair value recognition provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 718, *Compensation — Stock Compensation*, for awards to HIC employees in the HBI share-based compensation plans. Share-based compensation is recorded in personnel expenses in the accompanying statement of income.

Transactions with Related Parties — In the normal course of business, we may enter into transactions with various related parties. These transactions occur at prevailing market rates and terms.

2. ACCOUNTING STANDARDS UPDATE

ASU 2014-09—Revenue from Contracts with Customers (Topic 606): The amendments in ASU 2014-09 supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance. The general principle of the amendments require an entity to recognize revenue upon the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance sets forth a five step approach to be utilized for revenue recognition. The amendments are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Management is currently assessing the impact on the Company's financial statements.

ASU 2014-12— Compensation—Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. The amendments require that a performance target that affects vesting, and that could be achieved after the requisite service period, be treated as a performance condition. Specifically, if the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The amendments are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Management is currently assessing the impact on the Company's financial statements.

3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist primarily of cash in banks and deposits with The Huntington National Bank (HNB), which can be liquidated without prior notice or penalty. Cash in the amount of $6,151,408 was held in HNB deposit accounts at December 31, 2014, which exceeds the amount covered by the Federal Deposit Insurance Corporation (FDIC) deposit insurance.

4. CASH SEGREGATED FOR REGULATORY PURPOSES

There was no requirement for cash to be segregated in reserve bank accounts with HNB for the exclusive benefit of customers required by Rule 15c3-3 under the Securities Exchange Act of 1934 as of December 31, 2014.

5. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

A summary of HIC's securities owned, measured at fair value on a recurring basis, as of December 31, 2014, is as follows:

	Fair Value Measurements at Reporting Date Using		
Security	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Total**
Huntington money market mutual funds	$33,120,498	$	$33,120,498
State and municipal government		5,097,388	5,097,388
Federal agency - mortgage-backed		2,857,356	2,857,356
Corporate		1,115,338	1,115,338
Total	$33,120,498	$ 9,070,082	$42,190,580

A summary of HIC's securities sold, not yet purchased, measured at fair value on a recurring basis, as of December 31, 2014, is as follows:

	Fair Value Measurements at Reporting Date Using		
Security	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Total**
U.S. Treasury	$ 2,295,430	$	$ 2,295,430

The cost of HIC's securities owned is lent to the Company by NFS. Interest expense is paid to NFS based on the daily outstanding balance owed to NFS.

HIC follows the fair value accounting guidance under ASC 820, *Fair Value Measurements and Disclosures*.

The valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy is as follows:

Securities — Level 1 securities include U.S. Treasury securities and money market mutual funds, which consist of investments with quoted prices in Huntington money market mutual funds. Level 2 securities include U.S. government and municipal securities, corporate securities, and U.S. agency securities. Third-party pricing services provide a fair value estimate based upon trades of similar financial instruments for these types of securities. At December 31, 2014, HIC did not have any securities classified as Level 3.

6. INCOME TAXES

Income taxes are accounted for using the asset and liability method in accordance with the provisions of ASC 740, Income Taxes. Under this method, deferred income taxes are determined based upon enacted tax rates applied to the differences between the financial statement and tax bases of assets and liabilities.

HIC is included in the consolidated federal return of HBI. HBI's federal consolidated tax provision is allocated to its separate subsidiary companies on the basis of separate return computations. HIC is included in certain of HBI's unitary and combined state income and state franchise tax returns. Under its tax sharing agreement with HBI, HBI's unitary and combined state income tax provision is allocated to each member of the unitary and combined filing group. Under the intercompany federal and state tax allocation agreement with HBI, HIC provides and remits federal and state income taxes to or receives a federal or state income tax benefit from the taxpaying member.

HBI and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state, city and foreign jurisdictions. Federal income tax audits have been completed through 2009. In first quarter 2013, the IRS began its examination of the 2010 and 2011 federal income tax returns. Certain proposed adjustments resulting from the IRS examination of HBI and its subsidiaries' 2005 through 2009 tax returns have been settled with the IRS Appeals Office, subject to final approval by the Joint Committee on Taxation of the U.S. Congress. Various state and other jurisdictions remain open to examination.

The following is a summary of the provision (benefit) for income taxes:

Current tax provision (benefit)	
Federal	$ 7,626,581
State	210,615
Total current	7,837,196
Deferred tax provision (benefit)	
Federal	(1,390,693)
State	47,916
Total deferred	(1,342,777)
Provision (benefit) for income taxes	$ 6,494,419

Income tax expense computed at the statutory rate of 35% differs from reported income tax expense due primarily to tax-exempt income and state taxes. Federal and state income taxes paid, net of refunds, by HIC to/from the taxpaying entity during 2014 were $7,776,955. A reconcilement of provision (benefit) for income taxes for the year ended December 31, 2014, is as follows:

Provision for income taxes computed at the statutory rate	$ 6,375,215
Increases (decreases):	
Tax-exempt income	(80,564)
State taxes — net	168,045
Other — net	31,723
Provision for income taxes	$ 6,494,419

The significant components of deferred tax assets and liabilities at December 31, 2014 were as follows:

Deferred tax assets:	
Pension and other employee benefits	$3,044,626
Accrued expenses	76,682
State net operating loss carryforward	58,047
Premises and equipment	38,614
Total deferred tax assets	3,217,969
Deferred tax liabilities:	
State income taxes	97,790
Other	8,552
Total deferred tax liabilities	106,342
Net deferred tax assets	$3,111,627

HIC accounts for uncertainties in income taxes in accordance with ASC 740, Income Taxes. As of December 31, 2014, there were no unrecognized tax benefits. HIC does not anticipate the total amount of unrecognized tax benefits to significantly change within the next 12 months.

HIC recognizes interest and penalties on income tax assessments or income tax refunds in the financial statements as a component of its provision for income taxes. There were no amounts recognized for interest and penalties for the year ended December 31, 2014, and no amounts accrued at December 31, 2014.

7. SHARE-BASED COMPENSATION

Certain employees of HIC participate in share-based compensation plans of HBI. The HBI plans provide for the granting of stock options and other awards to officers, directors, and other employees. Stock options are granted at the market price on the date of the grant. Options vest ratably over three years or when other conditions are met. Options granted prior to May 2004 have a maximum term of 10 years. All options granted beginning in May 2004 have a maximum term of 7 years. Restricted stock units are issued at no cost to the recipient and can be settled only in shares at the end of the vesting period, subject to certain service restrictions.

In 2014, HIC recorded $394,915 of share-based compensation expense and related tax benefit of $138,220 for awards in the HBI plans earned by HIC employees. The fair value of awards granted to HIC employees in 2014 totaled $672,540. As of December 31, 2014, the total unrecognized compensation cost related to nonvested awards was $821,962. Share-based compensation is recorded as a capital contribution from HBI.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

HIC clears securities transactions through NFS on a fully disclosed basis. HIC's exposure to credit risk associated with nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations to HIC. HIC does not anticipate nonperformance by customers in the above situations. HIC, through NFS, seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. NFS monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or reduce positions, when necessary. HIC's policy is to monitor its market exposure and counterparty risk. In addition, HIC has a policy of reviewing, as considered necessary, the credit standing of each customer with whom it conducts business.

HIC is also engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that the counterparties do not fulfill their obligations, HIC may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is HIC's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

9. RELATED-PARTY TRANSACTIONS

HBI and related entities provide certain operational and administrative support, which includes occupancy and equipment, to HIC. HIC was charged $8,142,621 for these services during 2014.

Payable to affiliate of $3,141,922 as of December 31, 2014, consists of allocated taxes, as well as billings for payroll, operational, and administrative support.

Eligible employees of HIC participate in the employee benefit programs of HBI. HIC was charged $7,501,073 for these benefits during 2014. At December 31, 2014, $4,844,190 was included in accrued personnel expenses related to the amount by which HIC's allocated pension expense exceeded its portion of funding contributions.

HIC earned $948,607 in fees from proprietary mutual funds sponsored by HNB and $5,977,662 in fees related to the sale and ongoing administration of HNB asset-managed accounts for the year ended December 31, 2014.

10. NET CAPITAL REQUIREMENTS

Pursuant to the uniform net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934, HIC is required to maintain minimum net capital as defined under such rule. At December 31, 2014 HIC had regulatory net capital of $26,801,885, or an excess of $25,541,309 over required net capital of $1,260,576. In addition, aggregate indebtedness, as defined, cannot exceed a ratio of 15 to 1, or 1,500%, of net capital. At December 31, 2014 the ratio of aggregate indebtedness to net capital was 71%.

HIC is exempt from the provisions of Securities Exchange Act Rule 15c3-3, pursuant to paragraph (k)(2)(ii).

11. CONTINGENCIES

Litigation — The Company is involved at times in various litigation and claims arising out of the normal course of its business. Management believes that the final outcome of these matters will not materially affect the future results of operations or financial position of the Company.

12. SUBSEQUENT EVENTS

The Company evaluated subsequent events through February 26, 2015, which is the issuance date of the financial statements, and made the determination that no events occurred subsequent to December 31, 2014, that would require disclosure in or would be required to be recognized in the financial statements.

* * * * * *

OATH OR AFFIRMATION

I, Melanie K. M. Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Huntington Investment Company, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Melanie KM Johnson
Signature

Business Segment Controller
Title

Notary Public

SHELLEY A. SNYDER
NOTARY PUBLIC
STATE OF OHIO
Recorded in
Franklin County
My Comm. Exp. 2/3/18

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Member of
Deloitte Touche Tohmatsu Limited